EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) before income taxes plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt financing costs and an estimate of the interest component of rental expense. We have determined that 30% of our rental expense represents a reasonable approximation of the interest portion of rental expense. For the periods indicated below, we did not have any outstanding shares of preferred stock. Therefore, the ratio of combined fixed charges and preferred stock dividends to earnings are identical to the ratios presented in the table below.

You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

	Three-Months Ended March 31, 2009	Year Ended December 31, 2008	Nine-Months Ended December 31, 2007	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005
	(Amounts in thousands, except ratios)
Earnings
Income (loss) before income taxes	$438	$(56,688)	$57,774	$130,789	$79,813	$17,161
Plus: Fixed charges	2,225	13,784	104	182	734	1,971
Less: Capitalized interest	(92)	(288)	—	—	(195)	(87)

Total	$2,571	$(43,192)	$57,878	$130,971	$80,352	$19,045
Fixed Charges
Interest expense	$1,822	$12,519	$16	$73	$236	$1,722
Capitalized interest	92	288	—	—	195	87
Amortization of debt financing costs	166	553	9	5	218	131
Estimate of interest component of rental expense	145	424	79	104	85	31

Total	$2,225	$13,784	$104	$182	$734	$1,971
Ratio of Earnings to Fixed Charges	1.16	NA (1)	556.52	719.62	109.47	9.66

(1)	For the year ended December 31, 2008, income was insufficient to cover fixed charges by $56,976,000, primarily due to goodwill and intangible asset impairment charges.